UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Effective December 26, 2024, Meihua International Medical Technologies Co., Ltd., a Cayman Islands company (the “Company”), entered into an amendment (the “Amendment”) to the securities purchase agreement, originally dated December 27, 2023 (the “SPA”), between the Company and Anson Investments Master Fund LP and Anson East Master Fund LP for the sale of up to $50.5 million in convertible notes and warrants. Under the Amendment, the parties agreed that there would only be the single $6,000,000 closing under the SPA, which occurred on January 2, 2024, and would be no additional closings under the SPA. A copy of the Amendment is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibit No.	Exhibit
10.1	Amendment, dated December 26, 2024, between Meihua International Medical Technologies Co., Ltd. and the parties named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: January 3, 2025	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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